

March 3, 2015

Via E-mail
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

      Re: Bank of Montreal
               Form 40-F for Fiscal Year Ended October 31, 2014
               Filed December 2, 2014
               File No. 001-13354

Dear Mr. Flynn:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2014

Exhibit 99.2

Management's Discussion and Analysis, page 26

BMO Wealth Management, page 51
Financial Review, page 52

1. We note from your disclosure on page 38 that investment management and custodial fees increased 28 percent due to the growth of client assets and the acquisition of F&C. We also note that your assets under management (AUM) and assets under administration (AUA) have significantly increased from the prior year. Please address the following:
    - Clarify in your disclosure, if true, that your investment management fees are based on your AUM and your custodial fees are based on your AUA.

- Explain to us how each of these fees is calculated. In your response, tell us if you record these fees based on average or ending balances.
- If your fees are based upon average AUM or average AUA, present the average balances, as appropriate.
- Expand your accounting policy note for fee income on page 129 by disclosing your basis for calculating and recognizing each of these revenues.
- Revise future filings to clarify the amount of revenue earned from investment management services and the amount earned from custodial services. Separately discuss in your MD&A the drivers of change for each.
- Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation), and foreign currency translation adjustments.
- Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix (e.g. Canada, United States, et al).

Capital Management Activities, page 68

2. We note your disclosure on page 68 that your non-viability contingent capital notes (Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, Series 29 and Series 31, and Series H Medium-Term Notes, Tranche 1) would be converted into BMO common shares pursuant to an automatic conversion formula with the conversion price based on the greater of: (1) a floor price of $5.00, and (2) the current market price of your common shares at the time of the trigger event. Please respond to the following:
   - Explain to us in more detail why the Series H Medium-Term Notes, Tranche 1 are classified as liabilities in your consolidated financial statements while the Non-cumulative 5-Year Rate Reset Class B Preferred Shares are classified as equity.
   - Tell us why you have described the conversion feature as being convertible into a "variable number of common shares" in both Note 17 and Note 20, but based on the terms on page 68, the notes appear to be potentially convertible into a fixed number of shares depending on the share price at the time of the trigger event.
   - Tell us whether you view the floor price conversion term to be genuine and substantive under the provisions of IAS 32.

Market Risk, page 91

Foreign Exchange Risk, page 95

3. We note from your transaction risk disclosure that a one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would increase (decrease) adjusted pre-tax income by $10 million in the absence of hedging transactions. We also note from your disclosure on page 43 that adjusted income in the United States and other countries represents a significant portion of your total adjusted income. Please respond to the following:

- Revise your future filings to clearly explain the model (and related parameters) you use to estimate this hypothetical impact on a pre-tax net income.
- We note that you use hedging positions to partially offset the impact of exchange rate fluctuations. Tell us if these hedging positions are reported within note 10 (derivative instruments) as trading or hedging derivatives or some combination thereof.
- Consider revising your future filings to disclose the impact of derivative positions on this estimate.

Exhibit 99.3

Note 6 – Risk Management, page 140

4.   We note that you have provided your credit quality disclosures on an adjusted exposure default basis, as opposed to carrying value, and thus the amounts in the disclosures do not reconcile to your loan disclosures in Note 4. Please consider disclosing your loan portfolio credit quality disclosures by carrying value rather, or in addition to, adjusted exposure at default to fulfill the disclosure obligations of paragraph 36(c) of IFRS 7.

Note 24 – Employee Compensation – Pension and Other Employee Future Benefits, page 166

5.   We note from your disclosure of the fair value of plan assets on page 170 that $6,529 million in plan assets are attributable to Canadian and U.S. plans. We also note from your disclosure on page 169 that you have total plan assets of $7,649 million. Please reconcile these amounts for us and revise your future filings as appropriate to explain the nature and cause of the difference between these two plan asset amounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant